UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2007

                             Commission File Number

                                TOP TANKERS INC.
                 (Translation of registrant's name into English)

                   1, Vassilissis Sofias Meg. Alexandrou Str.
                                 151 24 Maroussi
                                     Greece

                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Included in this report on Form 6-K as Exhibit 1 a press release by TOP Tankers Inc. ("the Company") released on May 29, 2007 announcing the re-acquisition of four Suezmax Tankers and the unwiding of five bareboat charters.

                                                                EXHIBIT 1



[GRAPHIC OMITTED]


NEWS RELEASE for May 29, 2007 at 7:35AM EDT
-------------------------------------------
Contact: Michael Mason (investors)          Stamatis Tsantanis, CFO
         Allen & Caron Inc                  TOP Tankers Inc
         212 691 8087                       011 30 210 812 8199
         michaelm@allencaron.com            snt@toptankers.com


        TOP TANKERS ANNOUNCES RE-ACQUISITION OF FOUR SUEZMAX TANKERS, AND
                      UNWINDING OF FIVE BARE-BOAT CHARTERS

ATHENS, GREECE (May 29, 2007) ... TOP Tankers Inc (NasdaqGS:TOPT), announced today that it has entered into an agreement to re-acquire four suezmax tankers that it sold in 2006 in a sale and lease-back transaction, and to terminate the respective operating leases. The four suezmax tankers are Limitless (DWT 136,055 built 1993), Endless (DWT 135,915 built 1992), Noiseless (DWT 149,554 built
1992) and Stainless (DWT 149,599 built 1992). The total purchase price for the four vessels is $208 million and will be financed 70% by bank debt, already secured with a leading shipping lender, 10% by the early redemption of the seller's credit associated with the 2006 sales and lease back transactions and 20% by existing cash balances. The deal is expected to close early June 2007.

In addition, the Company announced today the termination of its bare-boat agreement for the Handymax tanker Invincible (DWT 47,084 built 1992), after sale of the vessel from its Lessors to a third party. The deferred gain from the original sale of approximately $2.4 million will be recognized in the second quarter of 2007.

Subject to the accounting treatment relating to the acquisition cost, the Company expects the re-acquisition and the termination of the five bare-boat contracts to have an accretive effect on both its cash flow from operations and earnings per share.

The accretion will result primarily from the following factors related to the re-acquisition of the vessels and removal of related lease payments associated with the five vessels:

     o The expected decrease of $19.8 million of lease payments for 2007 and $33.8 million for 2008 and thereafter per year until the initial expiration of the leases in April 2013;

     o The amortization of lease gain is expected to decrease by $1.6 million for 2007 and by $2.7 million for 2008 and thereafter per year until the initial expiration of the leases;

     o The Company expects depreciation expense to increase by $9.1 million for 2007 and by $15.6 million for 2008 and thereafter per year until the initial expiration of the leases;

     o The Company also expects interest expense to increase by $5.3 million for 2007 and by $7.1 million for 2008 and thereafter per year until the initial expiration of the leases.

By re-acquiring the four Suezmaxes, the Company expects to improve the daily breakeven rates of its Suezmax fleet.

The addition of the four vessels will increase the Company's owned fleet from five to nine vessels.

About TOP Tankers Inc
---------------------
TOP Tankers Inc is an international provider of worldwide seaborne crude oil and petroleum products transportation services. The Company will operate a fleet of 22 tankers, consisting of 12 double-hull Suezmax tankers and 10 double-hull Handymax tankers, with a total carrying capacity of approximately 2.3 million dwt, of which 87% are sister ships. Fifteen of the Company's 22 tankers will be on time charter contracts with an average term of over three years with all but four of the time charters including profit sharing agreements.

Forward Looking Statement
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TOP Tankers believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TOP Tankers cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.


                                     # # # #

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TOP TANKERS INC.


Dated: June 5, 2007                    By     /s/ Stamatis Tsantanis
                                          -----------------------------------
                                            Name: Stamatis N. Tsantanis
                                            Title:   Chief Financial Officer


SK 23116 0001 779369